SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.____)*

                                 TEXOIL, INC.
                               (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  88906 20 9
                                (CUSIP NUMBER)

                        V&C Energy Limited Partnership
                     110 Cypress Station Drive, Suite 220
                             Houston, Texas 77090
                                (281) 537-9920
                           Attn: Frank A. Lodzinski

                               with a copy to:

                          Vlasic Investments L.L.C.
                                 710 Woodward
                       Bloomfield Hills, Michigan 45304
                                (248) 642-3380
                           Attn: Michael A. Vlasic

________________________________________________________________________________
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 31, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP 88906 20 9                                              Page 2 of 10 Pages
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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      V&C Energy Limited Partnership
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS                                                       00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                            Michigan
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7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE VOTING POWER                                  8,268,295
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8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED VOTING POWER                                        0
-------------------------------------------------------------------------------
9.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE DISPOSITIVE POWER                             8,268,295
-------------------------------------------------------------------------------
10.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED DISPOSITIVE POWER                                   0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                         8,268,295
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [22.3%]
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14.   TYPE OF REPORTING PERSON                                              PN
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
CUSIP 88906 20 9                                              Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Vlasic Investments, L.L.C
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]
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3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                       00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                            Michigan
-------------------------------------------------------------------------------
7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE VOTING POWER                                     55,605
-------------------------------------------------------------------------------
8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED VOTING POWER                                        0
-------------------------------------------------------------------------------
9.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE DISPOSITIVE POWER                                55,605
-------------------------------------------------------------------------------
10.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED DISPOSITIVE POWER                           8,268,295
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                         8,323,900
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [22.4%]
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                              00
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
CUSIP 88906 20 9                                              Page 4 of 10 Pages
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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Energy Resource Associates, Inc.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                       00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               Texas
-------------------------------------------------------------------------------
7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE VOTING POWER                                  8,268,295
-------------------------------------------------------------------------------
8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED VOTING POWER                                        0
-------------------------------------------------------------------------------
9.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE DISPOSITIVE POWER                                     0
-------------------------------------------------------------------------------
10.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED DISPOSITIVE POWER                           8,268,295
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                         8,268,295
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [22.3%]
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                              CO
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
CUSIP 88906 20 9                                              Page 5 of 10 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Frank A. Lodzinski
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                       00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION            United States of America
-------------------------------------------------------------------------------
7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE VOTING POWER                                  8,701,811
-------------------------------------------------------------------------------
8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED VOTING POWER                                        0
-------------------------------------------------------------------------------
9.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SOLE DISPOSITIVE POWER                               433,516
-------------------------------------------------------------------------------
10.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
      PERSON WITH SHARED DISPOSITIVE POWER                           8,268,295
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                         8,701,811
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [23.3%]
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                              IN
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
CUSIP 88906 20 9                                              Page 6 of 10 Pages
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ITEM 1.  SECURITY AND ISSUER

      The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $0.01 par value per share ("Common Stock"), of Texoil, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 110 Cypress Station Dr., Suite 220, Houston, Texas 77090.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Statement is being filed jointly by V&C Energy Limited Partnership, a Michigan limited partnership ("V&C"), by virtue of its direct beneficial ownership of Common Stock. Vlasic Investments L.L.C., a Michigan limited liability company ("VI"), joins in this filing by virtue of its indirect beneficial ownership of the Common Stock through its direct ownership of V&C. Energy Resource Associates, Inc., a Texas corporation ("ERA"), is the general partner of V&C and also joins in this filing by virtue of its indirect beneficial ownership of Common Stock. Mr. Frank A. Lodzinski is the sole shareholder and director and officer of ERA and also joins in the filing of this Schedule. The foregoing entities and individual are collectively referred to herein as the ("Reporting Persons").

            Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

            Certain information required by this Item Two concerning the directors and executive officers of the Reporting Persons is set forth in Exhibit A attached hereto, which is incorporated herein by reference.

      (b) The address of the principal business and principal office of V&C is 110 Cypress Station Dr., Suite 220, Houston, TX 77090. The address of the principal business and principal office of VI is 710 North Woodward, Bloomfield, Michigan 458013. The address of the principal business and principal office of ERA is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090. The address of Frank A. Lodzinski is 18726 White Candle, Spring, Texas 77388.

      (c) V&C is engaged principally in the business of investing in oil and gas properties. VI, a limited partner of V&C, is engaged principally in the business of holding a limited partner interest in V&C. ERA, the general partner of V&C, is engaged principally in the business of managing the operations of V&C.

      (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Exhibit A to this Schedule, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Exhibit A to this Schedule, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future

CUSIP 88906 20 9                                              Page 7 of 10 Pages
--------------------------------------------------------------------------------
violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      (f) Mr. Frank A. Lodzinski is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      In May 1996 V&C acquired from Cliffwood Oil & Gas Corporation, a privately held Texas corporation ("Cliffwood"), 1,076,750 shares of common stock of Cliffwood. In July 1997 V&C acquired an additional 100,000 shares of common stock and 50,000 warrants to purchase common stock.

      On December 31, 1997, Texoil Acquisition, Inc., a Texas corporation and wholly-owned subsidiary of the Company ("Company Sub"), the Company and Cliffwood executed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Company Sub was merged with and into Cliffwood, with Cliffwood surviving as a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the Merger Agreement, the shareholders of Cliffwood were issued approximately
6.74 shares of Common Stock for every share of issued and outstanding Cliffwood class A common stock and Cliffwood class B common stock. The total consideration issued to the Cliffwood shareholders in the Merger comprised 25,632,159 shares of Common Stock representing approximately 70% of the shares of Common Stock currently outstanding. In addition, the Company issued replacement warrants and options to the holders of warrants and options to purchase shares of Cliffwood class A common stock and Cliffwood class B common stock. V&C received 7,931,295 shares of Common Stock in exchange for shares of Cliffwood class A common stock and warrants to purchase 337,000 Texoil shares of common stock in exchange for Cliffwood warrants pursuant to the Merger.

ITEM 4. PURPOSE OF TRANSACTION

      As of the date of this Schedule and as a result of the Merger, V&C is the direct beneficial owner of 8,268,295 shares of Common Stock. As a result of the Merger, the shareholders of Cliffwood gained control of the Company. Pursuant to the Merger, the size of the Board of Directors of the Company remained at seven members of which five are designees of Cliffwood. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, availability of funds, alternative use of funds and general economic conditions and other factors, V&C may from time-to-time purchase additional securities of the Company or V&C may actively seek to dispose of all or a portion of its investment in the Company through sales to institutional or accredited investors in privately negotiated transactions, through sales pursuant to Rule 144 under the Securities Act of 1933, by exercise of its rights to require the Company to register its shares of Common Stock under the Securities Act of 1933.

      Except as set forth in this Item 4 and elsewhere in this Schedule, neither the Reporting Persons nor, to the best knowledge of such Person, any of the persons named in Exhibit A to this Schedule, has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy

CUSIP 88906 20 9                                              Page 8 of 10 Pages
--------------------------------------------------------------------------------
of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

      (a) After giving effect to the transactions described in Item 5(c) below, V&C is the beneficial owner of 8,268,295 shares of Common Stock representing approximately 22.3% of the shares of Common Stock currently outstanding.

            By virtue of the relationship between V&C and VI described in Item 2, VI may be deemed to be an indirect beneficial owner of 8,268,295 shares of Common Stock.

            By virtue of the relationship between V&C and ERA described in Item 2, ERA may be deemed to be the indirect beneficial owner of 8,268,295 shares of Common Stock. Mr. Lodzinski, through his stock ownership of ERA, and personal holdings of common stock may be deemed to be the beneficial owner of such 8,701,811 shares of Common Stock.

            The percentages calculated in this Item 5 are based upon 37,044,618 shares of Common Stock outstanding immediately after giving effect to the Merger (calculated in accordance with the last sentence of Rule 13D-3(d)(1)(i) under the Exchange Act and any shares issuable upon the exercises of warrants to purchase shares of Common Stock).

      (b) V&C has the power to vote or direct the vote and the power to dispose of or direct the disposition of 8,268,295 shares of Common Stock.

            By virtue of VI's relationship with V&C described in Item 2, VI may be deemed to indirectly share the power to dispose of or direct the disposition of 8,268,295 shares of Common Stock and VI has the sole power to vote 55,605 shares of common stock.

            By virtue of ERA's relationship with V&C described in Item 2, ERA has the sole power to vote or direct the vote and indirectly shares the power to dispose or direct the disposition of 8,268,295 shares of Common Stock. Mr. Lodzinski, through his stock ownership of ERA, and personal holdings of common stock has the sole power to vote or direct the vote of 8,701,811 shares of Common Stock, has sole dispositive power over 433,516 shares of common stock beneficially owned directly and indirectly shares the power to dispose of or direct the disposition of 8,268,295 shares of common stock.

      (c) Other than as described below, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Exhibit A to this Schedule, has effected any transaction in shares of Common Stock during the past 60 days.

            On December 31, 1997, Company Sub merged with and into Cliffwood, with Cliffwood surviving as a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the shareholders of Cliffwood were issued approximately
6.74 shares of Common

CUSIP 88906 20 9                                              Page 9 of 10 Pages
--------------------------------------------------------------------------------
Stock for every share of issued and outstanding Cliffwood class A common stock and Cliffwood class B common stock.

            In the Merger, V&C was issued 7,931,295 shares of Common Stock and warrants for 337,000 shares of common stock.

            After giving effect to the transactions described in this Item 5(c), the beneficial ownerships of the securities of the Company by the Reporting Persons is as set forth in Item 5(a) above.

            No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

      None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Agreement and Plan of Merger dated December 31, 1997 among the Company, Company Sub and Cliffwood (incorporated herein by reference to Exhibit 2.1 to Item 7 of Form 8-K, filed January 9, 1998).

                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

March 31, 1998                V&C ENERGY LIMITED PARTNERSHIP

                              By:   Energy Resource Associates, Inc.,
                                    its General Partner


                              By: FRANK A. LODZINSKI
                                  Frank A. Lodzinski, President


                              VLASIC INVESTMENTS L.L.C.



                              By: MICHAEL A. VLASIC
                                  Michael A. Vlasic, Chief Executive Manager for Vlasic Investments L.L.C.

CUSIP 88906 20 9                                             Page 10 of 10 Pages
--------------------------------------------------------------------------------
                              ENERGY RESOURCE ASSOCIATES, INC.

                               By: FRANK A. LODZINSKI
                                   Frank A. Lodzinski, President


                                  FRANK A. LODZINSKI
                                  Frank A. Lodzinski, Individually


ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SCHEDULE A

                    INFORMATION AS TO DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS

                                                           OCCUPATION OR
                                                           EMPLOYMENT, NAME OF
                                                           EMPLOYER, BUSINESS OF
                                                           OF EMPLOYER, ADDRESS
NAME                    ADDRESS                            OF EMPLOYER

V&C ENERGY LIMITED
PARTNERSHIP

DIRECTORS
N/A

EXECUTIVE OFFICERS
N/A


ENERGY RESOURCE ASSOCIATES, INC.
DIRECTORS

Frank A. Lodzinski            110 Cypress Station Dr., Ste. 220        President
                              Houston, Texas 77090

EXECUTIVE OFFICERS
Frank A. Lodzinski           110 Cypress Station Drive, Ste. 220       President
                             Houston, Texas  77090


VLASIC INVESTMENTS L.L.C.

DIRECTORS
N/A

EXECUTIVE OFFICERS
N/A